**Exhibit 99**

# NEWS RELEASE

**CONTACT:**
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

**FOR IMMEDIATE RELEASE**

## Stage Stores Board Declares Quarterly Cash Dividend

HOUSTON, TX, February 22, 2012 - Stage Stores, Inc. (NYSE: SSI) today announced that its Board of Directors has declared a quarterly cash dividend of nine cents per share on the Company's common stock, payable on March 21, 2012 to shareholders of record at the close of business on March 6, 2012.

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities.  Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family.  The Company operates 816 stores in 40 states.  The Company also has an eCommerce website.  For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.


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